Exhibit 5.1

                                                              September 10, 2002

Public Service Enterprise Group
80 Park Plaza, T-4
Newark, New Jersey 07102

Ladies and Gentlemen:

      I am Associate General Counsel of Public Service Enterprise Group Incorporated, a New Jersey corporation (the "Company"), and I am rendering this opinion in connection with the issuance by the Company and PSEG Funding Trust I, a Delaware statutory trust (the "Trust"), of an aggregate of 9,200,000 Participating Units. Each Participating Unit will initially consist of (1) a unit (referred to as a "Corporate Unit") comprised of (a) a stock purchase contract (the "Purchase Contract") under which the holder is obligated to purchase from the Company on November 16, 2005, a number of shares of common stock, no par value, of the Company (the "Common Stock") equal to the Settlement Rate (as defined in the Purchase Contract Agreement) and (b) beneficial ownership of a 6.25% Preferred Trust Security (each, a Preferred Trust Security and collectively, the Preferred Trust Securities) of the Trust, having a liquidation amount of $50. The assets of the Trust will consist of 6.25% Senior Deferrable Notes Due 2007 (the "Notes") to be issued under the indenture dated as of November 1, 1998 between the Company and Wachovia Bank, National Association (formerly known as First Union National Bank), as Trustee, as supplemented by the First Supplemental Indenture thereto dated as of September 10, 2002 (together, the "Indenture"). The Participating Units are to be issued pursuant to a Registration Statement (the "Registration Statement") on Form S-3 (Nos. 333-86372 and 333-86372-01), relating to $1,500,000,000 aggregate initial public offering price of the Company's common stock, preferred stock, purchase contracts, stock purchase units, debt securities, preferred securities guarantee and the Notes, and the Trust's Preferred Trust Securities.

      I have examined such documents and records and made such investigation as I deemed appropriate or necessary, including examining the Indenture and the Purchase Contract Agreement.


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Public Service Enterprise Group
September 10, 2002
Page Two

      Based upon the foregoing, subject to the limitations set forth herein and having regard for such legal considerations as I deem relevant, I am of the opinion that:

      (1) Assuming the due authentication thereof by the Trustee, the Notes constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

      (2) Assuming the due authentication thereof by the Purchase Contract Agent, the Purchase Contracts constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

      My opinions set forth in Paragraphs 1 and 2 above are subject to the effects of (1) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors' rights in general and the rights of creditors generally and (2) general equitable principles (regardless of whether enforcement is considered in a proceeding in equity or at law).

      This opinion is confined to and is given on the basis of the laws of the State of New Jersey as they exist on the date hereof. With respect to the laws of the State of New York, I have relied on all matters governed by such laws upon the opinion of Ballard Spahr Andrews & Ingersoll, LLP.

      I hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, I do not admit that I am within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

                                                       Very truly yours,

                                                       James T. Foran
                                                       Associate General Counsel